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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            ARVIN INDUSTRIES, INC.
                          --------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                          --------------------------
                        (Title of Class of Securities)

                                   043339100
                           -------------------------
                                (CUSIP Number)

                               Ronald R. Snyder
            Vice President, General Counsel and Corporate Secretary
                            Arvin Industries, Inc.
                               One Noblitt Plaza
                              Columbus, IN  47202
                           -------------------------
(Name, address and telephone number of person authorized to receive notice and communications)

                               July 1, 1997 and
                               September 4, 1997
                           -------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: / /


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                                 SCHEDULE 13D
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 CUSIP NO.                                                 PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1 The Northern Trust Company, as Trustee for the Arvin Industries, Inc. Employee Stock Benefit Trust

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   36-6031971

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
       SC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indiana
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                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,474,548
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,474,548
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,474,548
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
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      TYPE OF REPORTING PERSON*
14
      BK, EP
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The filing of this statement on Schedule 13D by the Arvin Industries, Inc.
Employee Stock Benefit Trust (the "Trust") does not constitute, and should note be construed as, an admission that either the Trust or The Northern Trust Company, as Trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.


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ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the Common Stock, $2.50 par value (the "Common Stock"), of Arvin Industries, Inc., an Indiana Corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by the Trust. The business address of the Trust is c/o The Northern Trust Company, 50 S. LaSalle Street, Chicago, Illinois 60675. The address of the Trustee is 50 S. LaSalle Street, Chicago, Illinois 60675. The Trust is a trust organized under the laws of the State of Indiana. The Trustee is a banking corporation organized under the laws of the State of Illinois.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 20, 1996, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"), and the Issuer sold 1,800,000 shares of Common Stock to the Trust pursuant to the terms of a common stock purchase agreement (the "Common Stock Purchase Agreement") between the Issuer and the Trustee, as trustee for the Trust, in exchange for a promissory note in the amount of $42,187,500 (the "Note"). The Note bears interest at the rate of 8% per annum and is payable in quarterly installments through January 1, 2006. Principal and interest on the Note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.

ITEM 4.  PURPOSE OF TRANSACTION

The Issuer has advised the Trustee that the Trust was created to satisfy future obligations under existing benefit plans, including stock plans, 401(k) plans, and other employee benefit plans as designated by the company and to foster employee ownership in the Issuer. The Trust was created with the objective of enfranchising and motivating employees and thus enhancing the Issuer's long-term performance, thereby benefiting all shareholders of the Issuer. The Issuer has further advised the Trustee that the Issuer is aware that the creation of the Trust and the purchase of shares of Common Stock by the Trust may have certain antitakeover effects. At December 20, 1996, the Trust held 1,800,000 shares, or approximately 8.0%, of the Issuer's outstanding Common Stock. At September 5, 1997, the Trust held 1,474,548 shares, or approximately 6.0% of the Issuer's outstanding Common Stock. Under Indiana corporation law, a merger requires the affirmative vote of a majority of the outstanding shares. Moreover, under the Issuer's Articles of Incorporation, certain business combinations must be approved by 80% of all outstanding shares. The creation of the Trust may thus make it more difficult for an acquirer to obtain an affirmative merger vote without employee support.

                                       3
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Pursuant to allocations (as further described in Item 5 below) that were made to various plans sponsored by the Issuer, the Trust transferred 20,524 shares of the Issuer's Common Stock at approximately $27.34375 per share on July 1, 1997 and 233,306 shares of the Issuer's Common Stock at approximately $35.5310 per share on September 4, 1997.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

At December 20, 1996, the Trust held 1,800,000 shares of Common Stock or approximately 8.0% of the Issuer's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power. The shares will be allocated during the course of the year or in following years as provided in the Trust Agreement. The Issuer has advised the Trustee that the Issuer's contributions to the plans, as defined in the Trust Agreement ("Plans"), will be decreased by the value of the shares allocated to the Plans from the Trust. At September 5, 1997, the Trust held 1,474,548 shares of Common Stock, or approximately 6.0% of the Issuer's Common Stock, as to which the Trust may be deemed to have shared voting and dispositive power. During the past 60 days immediately preceding this filing, the Trust effected the following
transaction in the Issuer's Common Stock:   the Trust transferred 233,306 shares
of Common Stock to the Plans at approximately $35.5310 per share on September 4, 1997. Such transfer was made pursuant to allocations described above.

The Trust Agreement provides that the Trustee shall follow the directions of the trustee of any trust established under any DC Plan, as defined in the Trust Agreement, as to the manner in which shares of Common Stock held by the Trust are to be voted. The Trust Agreement further provides that each share assigned to each participant in a DC Plan ("DC Participant") shall be voted in accordance with such DC Participant's direction to the trustee of the DC Plan in which he participates with respect to shares of Common Stock allocated to his account in such DC Plan, as reflected in the certification to be delivered to the Trustee by the trustee of the DC Plan ("DC Plan Trustee Certification"). The Trust Agreement also provides that any shares of Common Stock which remain undirected pursuant to the foregoing shall be voted in the same proportions as the shares of Common Stock for which the Trustee is directed. With respect to the decision as to whether or not to accept any tender or exchange offer for shares of Common Stock, the Trust Agreement provides that the Trustee will similarly act in accordance with the DC Plan Trustee Certification; however, if the Trustee shall not receive timely instruction by means of the DC Plan Trustee Certification, the Trustee shall not tender or exchange any shares of Common Stock with respect to which the trustee of any DC Plan has the right of direction, and the Trustee shall have no discretion in such matter. The Trust Agreement further provides that all voting instructions and all tender or exchange instructions received by the Trustee will be held in confidence and not disclosed to any person, including the Issuer, other than (i) agents of the Trustee who are not affiliated with the Issuer or its affiliates or (ii) by virtue of the execution by the Trustee of any proxy, consent or letter of transmittal for the shares of Common Stock held in the Trust or as otherwise is necessary in order for the Trustee to carry out its responsibilities.

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

                                       4
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ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement and the Common Stock Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The Trust Agreement, the Common Stock Purchase Agreement and the Note were filed as Exhibits under Form 8-K filed by the Issuer on January 21, 1997. That filing is incorporated by reference herein.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 1997


THE NORTHERN TRUST COMPANY, TRUSTEE

/s/ Perry R. Pero
-----------------
NAME:  Perry R. Pero
TITLE: Senior Executive Vice President